Exhibit 12.1
DINEEQUITY, INC.
Computation of Debt Service Coverage Ratio for the Trailing Twelve Months Ended September 30, 2016 and Leverage Ratio as of September 30, 2016.
(In thousands, except ratios)

Leverage Ratio Calculation:
Indebtedness, net (1)	$1,304,691
Covenant Adjusted EBITDA(1)	282,843
Leverage Ratio	4.61
Debt Service Coverage Ratio (DSCR) Calculation:
Net Cash Flow (1)	$300,470
Debt Service (1)	56,695
DSCR	5.30

(1)
Definitions of all components used in calculating the above ratios are found in the Base Indenture and the related Series 2014-1 Supplement to the Base Indenture, dated September 30, 2014, filed as Exhibits 4.1 and 4.2, respectively, to our Current Report on Form 8-K filed on October 3, 2014.